Exhibit 99.1

VINCI PARTNERS REPORTS FIRST QUARTER 2021 EARNINGS RESULTS

Announcement of a R$ 85 million Share Repurchase Program

Vinci Partners announced today that its board of directors approved a program to buy back up to R$85.0 million of the Company’s Class A common shares. The program will commence immediately. Vinci Partners expects to finance the purchases with cash balances derived from its Distributable Earnings and does not expect the program to have a material impact on capital levels.

In making the announcement, Vinci Partners Chief Executive Officer and Director Alessandro Horta stated, "We are committed to delivering shareholder value, and this buyback program authorization reflects the board's confidence in our current prospects and long-term growth. We believe that the buyback program represents an opportunity to deploy cash from our results in a way that will benefit our shareholders."

Under the share buyback program, buybacks may be made from time-to-time in open market and negotiated purchases, effective immediately. These buybacks will be made in compliance with the SEC's Rule 10b-18, subject to market conditions, available liquidity, cash flow, applicable legal requirements and other factors. The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time to time in its sole discretion. This program does not obligate the Company to acquire any particular amount of Class A common shares and the program may be suspended or discontinued at any time.

The Company had 42,447,349 Class A common shares and 14,466,238 Class B shares issued and outstanding as of May 19, 2021.

First Quarter 2021 Highlights

Fee-Related Earnings (“FRE”)i was R$ 50.2 million (R$ 0.88/share) for the quarter ended March 31, 2021, up 13% year-over-year.

After-tax Distributable Earnings (“DE”)ii was R$ 47.2 million (R$ 0.83/share) for the quarter ended March 31, 2021, up 41% year-over-year. DE Margin was 42.4% for the quarter ended March 31, 2021, up 1.3 percentage point versus 1Q20.

Assets Under Management (“AUM”)iii and Fee-Earning AUM (“FEAUM”) were R$ 55 billion and R$ 52 billion, up 45% and 48% year-over-year, respectively, as of March 31, 2021.

i Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

ii Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.

iii “AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

1
Investor Relations Contact
ShareholderRelations@vincipartners.com
+55 21 2159-6240
www.ir.vincipartners.com

Net cash and Investmentsiv totaled R$ 1,449 million or R$ 25.48 per common share as of March 31, 2021.

Alessandro Horta, Chief Executive Officer, stated, “Vinci Partners reported excellent results for the first quarter 2021, with great fundraising activity, ending the quarter with R$55 billion in assets under management. Our business continues to show strong growth and is highly profitable, with strong FRE and Distributable Earnings margins. We continue to deliver the best returns to our investors, translating into results to our shareholders.”

Webcast and Earnings Conference Call

Vinci Partners will host a conference call at 6:00pm EST on Wednesday, May 19, 2021, to announce its first quarter 2021 results.

To access the full detailed presentation and listen to the conference call via public webcast, please visit the Events & Presentations section of the Company's website at https://ir.vincipartners.com/news-and-events/events-and-presentations. For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

The conference call can also be accessed by dialing the following:

▪	+1 (833) 665-0595 (Domestic)

▪	+1 (661) 407-1609 (International)

▪	Conference ID: 8177839

iv Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

2
Investor Relations Contact
ShareholderRelations@vincipartners.com
+55 21 2159-6240
www.ir.vincipartners.com

Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	1Q'20	1Q'21	∆ (%)	LTM 1Q'20	LTM 1Q'21	∆ (%)
Net revenue from management fees	62,898	81,843	30%	241,987	290,211	20%
Net revenue from advisory fees	15,972	15,066	(6%)	24,541	27.,936	14%
Total Fee Related Revenues	78,870	96,909	23%	266,528	318,147	19%
Personnel expenses	(3,240)	(5,097)	57%	(13,516)	(16,385)	21%
Other G&A expenses	(2,098)	(3,574)	70%	(13,233)	(15,728)	19%
Corporate center expenses	(13,974)	(19,512)	40%	(57,599)	(63,828)	11%
Bonus compensation related to management and advisory	(14,990)	(18,526)	24%	(56,668)	(65,167)	15%
Total Fee Related Expenses	(34,302)	(46,710)	36%	(141,016)	(161,086)	14%
FEE RELATED EARNINGS (FRE)	44,568	50,199	13%	125,512	157,061	25%
FRE Margin (%)	56.5%	51,8%		47.1%	49.4%
FRE per share (R$/share)	0.78	0.88		2.21	2.76
Net revenue from performance fees	(3,976)	9.951	N/A	49,586	53,711	8%
Performance based compensation	1,442	(3,292)	N/A	(14,453)	(17,931)	24%
PERFORMANCE RELATED EARNINGS (PRE)	(2,534)	6,659	N/A	35.133	35,780	2%
PRE Margin (%)	-	66.9%		70.9%	66.6%
(-) Unrealized performance fees	5,070	(422)	N/A	(3,063)	(15,410)	403%
(+) Unrealized performance compensation	(1,842)	150	N/A	1,044	5,959	471%
(+) Realized GP investment income	38	112	(4%)	5,867	140	(98%)
SEGMENT DISTRIBUTABLE EARNINGS	45,300	56,699	25%	164,493	183,530	12%
Segment DE Margin (%)	56.9%	57.5%		62.6%	58.7%
(+) Depreciation and amortization	-	939	N/A	-	4,290	N/A
(+) Realized financial income	1,036	4,644	348%	3,664	6,165	68%
(-) Leasing expenses	(3,065)	(3,157)	3%	(12,267)	(12,301)	0%
(-) Other items	396	886	124%	713	820	15%
(-) Income taxes (excluding related to unrealized fees and income)	(10,278)	(12,815)	25%	(36,806)	(42,728)	16%
DISTRIBUTABLE EARNINGS (DE)	33,389	47,195	41%	119,798	139,776	17%
DE Margin (%)	41.2%	42.4%		37.1%	38.5%
DE per share (R$/share)	0.59	0.83		2.10	2.46

Total Fee-Related Revenuesi were R$ 96.9 million for the quarter ended March 31, 2021, compared to R$ 78.9 million for the quarter ended March 31, 2020, an increase of 23% year-over year. Fee-related revenues were R$ 318.1 million for the last twelve months ended March 31, 2021, up 19% year-over-year, or 31% year-over-year, if adjusted by VCP III Catch-up effectii in 2019.

Fee Related Earnings (“FRE”) was R$ 50.2 million for the quarter ended March 31, 2021, compared to R$ 44.6 million for the quarter ended March 31, 2020, an increase of 13% year-over-year. FRE was R$ 157.1 million for the last twelve months ended March 31, 2021, up 25% year-over-year.

FRE Marginiii was 51.8% for the quarter ended March 31, 2021, compared to 56.5% for the quarter ended March 31, 2020, a decrease of 4.7 percentage points year-over-year. This decrease was primarily due to new recurring costs related to becoming a public company in 2021, which impacted FRE Margin in 3.4 percentage points. 1Q’20 FRE Margin was positively impacted by a season effect, which substantially reduced third-party expenses in the quarter.

Performance Related Earnings (“PRE”)iv was R$ 6.7 million for the quarter ended March 31, 2021, compared to loss of R$ 2.9 million for the quarter ended March 31, 2020. PRE was R$ 35.8 million for the last twelve months ended March 31, 2021, up 2% year-over-year.

i Net revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ii “VCP III Catch-up Adjustment”: Vinci Capital Partners’ private equity fund catch-up, which is a one-time fee relating to multiple closings of the fund happening after the initial 2017 closing, in which investors that entered the fund in the later rounds paid a one-time management fee equivalent to the amount that each limited partner would have paid if such limited partner has been invested in the fund since the initial round of funding.

iii FRE Margin is calculated as FRE over total net management and advisory fees.

iv Performance Related Earnings, or PRE, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management, less (b) compensation allocated in relation to performance fees.

3
Investor Relations Contact
ShareholderRelations@vincipartners.com
+55 21 2159-6240
www.ir.vincipartners.com

Segment Distributable Earningsi were R$ 56.7 million for the quarter ended March 31, 2021, compared to R$ 45.3 million for the quarter ended March 30, 2020, an increase of 25% year-over-year. Segment Distributable Earnings was R$ 183.5 million for the last twelve months ended March 31, 2021, up 11% year-over-year.

Distributable Earnings (“DE”) was R$ 47.2 million (R$ 0.83/share) for the quarter ended March 31, 2021, compared to R$ 33.4 million for the quarter ended March 31, 2020, an increase of 41% year-over-year, driven primarily by the growth in management fee revenues and financial income, as a result from the cash allocation of the IPO proceeds. DE was R$ 139.8 million for the last twelve months ended March 31, 2021, up 17% year-over-year.

DE Marginii was 42.4% for the quarter ended March 31, 2021, a 1.3 percentage point increase compared to 41.2 % for the quarter ended March 31, 2020.

i Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

ii DE Margin is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

4
Investor Relations Contact
ShareholderRelations@vincipartners.com
+55 21 2159-6240
www.ir.vincipartners.com

IFRS Income Statement (Unaudited)

(R$ thousands, unless mentioned)	1Q'20	1Q'21	∆ (%)	LTM 1Q'20	LTM 1Q'21	∆ (%)
REVENUES
Net revenue from management fees	62,898	81,843	30%	241,987	290,211	20%
Net revenue from performance fees	(3,976)	9,951	N/A	49,586	53,711	8%
Realized performance fees	1,094	9,529	771%	46,523	30,301	(18%)
Unrealized performance fees	(5,070)	422	N/A	3,063	15,410	403%
Net revenue from advisory	15,972	15,066	(6%)	25,541	27,936	14%
Total net revenues from services rendered	74,894	106,860	43%	316,114	371,858	18%
EXPENSES
Bonus related to management and advisory	(14,990)	(18,526)	24%	(56,668)	(65,167)	15%
Performance based compensation	1,442	(3,292)	N/A	(14,453)	(17,931)	24%
Realized	(400)	(3,142)	685%	(13,409)	(11,972)	(11%)
Unrealized	1,842	(150)	N/A	(1,044)	(5,959)	471%
Total compensation and benefits[i]	(13,548)	(21,818)	61%	(71,121)	(83,098)	17%
Segment personnel expenses	(3,240)	(5,097)	57%	(13,516)	(16,385)	21%
Other general and administrative expenses	(2,098)	(3,574)	70%	(13,233)	(15,728)	19%
Corporate center expenses	(13,974)	(19,512)	40%	(57,599)	(63,8)	11%
Total expenses	(32,860)	(50,002)	52%	(155,469)	(179,017)	15%
Operating profit	42,034	56,858	35%	160,645	192,841	20%
OTHER ITEMS
GP Investment income	825	1,161	41%	9,189	6,590	(28%)
Realized gain from GP investment income	38	112	195%	5,867	140	(98%)
Unrealized gain from GP investment income	787	1,049	33%	3,322	6,450	94%
Financial income	64	4,497	6927%	2,687	7,011	161%
Realized gain from financial income	1,036	4,644	348%	3,664	6,165	68%
Unrealized gain from financial income	(972)	(147)	(85%)	(977)	846	N/A
Leasing expenses	(3,065)	(3,157)	3%	(12,267)	(12,301)	0%
Other items	396	886	124%	713	820	15%
Total Other Items	(1,780)	3,387	N/A	322	2,120	558%
Profit before income taxes	40,254	60,245	50%	160,967	194,961	21%
(-) Income taxes	(9,630)	(13,232)	37%	(37,956)	(47,048)	24%
NET INCOME	30,624	47,013	54%	123,011	147,913	20%

Total net revenues from services rendered were R$ 106.9 million for the quarter ended March 31, 2021, compared to R$ 74.9 million for the quarter ended March 31, 2020, an increase of 43% year-over-year. Over the last twelve months ended March 31, 2021 total net revenues were R$ 371.9 million, up 18% year-over-year.

▪	Management fee revenues were R$ 81.8 million for the quarter ended March 31,2021, compared to R$ 62.9 million for the quarter ended March 31, 2021, an increase of 30% year-over-year. This increase was primarily driven by the growth in Fee-paying AUM year-over-year.

▪	Performance fee revenues were R$ 9.9 million for the quarter ended March 31, 2021, compared to (R$ 3.9) million for the quarter ended March 31, 2020, an increase of R$13.9 million year-over-year. This is increase is primarily due to a bigger contribution from performance fees from the IP&S segment, in the international mandates. Additionally, performance fees in the first quarter of 2020 were impacted by a reversion effect, since we had provisioned performance fees as negative unrealized performance in the quarter.

i “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company’s IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme our partners.

5
Investor Relations Contact
ShareholderRelations@vincipartners.com
+55 21 2159-6240
www.ir.vincipartners.com

▪	Advisory fee revenues were R$ 15.1 million for the quarter ended March 31, 2021, compared to R$ 15.9 million for the quarter ended March 31, 2020, a decrease of 6% year-over-year.

Total expenses for the quarter ended March 31, 2021 were R$ 50.0 million, compared to R$ 32.9 million for the quarter ended March 31, 2020, primarily driven by (i) new recurring costs related to becoming a public company and (ii) the change in the company’s compensation structure after the IPO. Both accounted for R$ 3.3 million in additional expenses for the quarter.

▪	Bonus related to management and advisory fees was R$ 18.5 million for the quarter ended March 31, 2021, compared to R$ 14.9 million for the quarter ended March 31, 2020, an increase of 24% year-over-year, in line with the growth in fee related revenues year-over-year.

▪	Performance based compensation expense was R$ 3.3 million for the quarter ended March 31, 2021, compared to a positive R$ 1.4 million for the quarter ended March 31, 2020. Performance based compensation is a direct function of performance fee revenues generated in the period.

▪	Segment personnel expenses[i] were R$ 5.1 million for the quarter ended March 31, 2021, compared to R$ 3.2 million for the quarter ended March 31, 2020, an increase of 57% year-over-year. This increase is primarily due to the change in Vinci Partners’ compensation structure after becoming a public company in 2021, which accounted for R$ 0.6 million in additional expenses for the quarter.

▪	Corporate center expensesii were R$ 19.5 million for the quarter ended March 31, 2021, compared to R$ 13.9 million for the quarter ended March 31, 2020, an increase of 40% year-over-year. This increase was primarily due to (i) the previously mentioned change in the company’s compensation structure, (ii) new hirings after the company became public (new hirings for the board of directors and support teams, such as financial reporting and shareholder relations), and (iii) third-party expenses, such as Auditor and Nasdaq listing fees. These additional costs accounted for R$ 2.7 million in corporate center expenses for the quarter. Corporate center expenses for the quarter ended March 31, 2021 were also impacted by a R$ 1.6 million expense for a new branding project for the company, that will take place throughout the year.

i “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

ii “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

6
Investor Relations Contact
ShareholderRelations@vincipartners.com
+55 21 2159-6240
www.ir.vincipartners.com

▪	Other general and administrative expenses[i] were R$ 3.5 million for the quarter ended March 31, 2021, compared to R$ 2.1 million for the quarter ended March 31, 2020.

Operating Profit was R$ 56.9 million for the quarter ended March 31, 2021, compared to R$ 42.0 million for the quarter ended March 31, 2020, an increase of 35% year-over-year. Operating profit was R$ 192.8 million for the last twelve months ended March 31, 2021, up 20% year-over-year.

GP Investment incomeii was R$ 1.2 million for the quarter ended March 31, 2021, up 41% year-over-year, due to the appreciation in fair market value of GP commitments in the company’s private market funds.

Financial incomeiii was R$ 4.5 million for the quarter ended March 31, 2021, up 6927% year-over-year. This increase represents the financial income generated from cash allocations of the IPO proceeds.

Leasing expensesiv were R$ 3.2 million for the quarter ended March 31, 2021, compared to R$ 3.1 million for the quarter ended March 31, 2020.

Profit before income taxes was R$ 60.2 million for the quarter ended March 31, 2021, compared to R$ 40.3 million for the quarter ended March 31, 2020.

Income taxesv were R$ 13.2 million for the quarter ended March 31, 2021, which represented an effective tax rate for the quarter of 22%, compared to R$ 9.6 million for the quarter ended March 31, 2020, which represented an effective tax rate for the quarter of 20%.

Net Income was R$ 47.0 million for the quarter ended March 31, 2021, compared to R$ 30.6 million for the quarter ended March 31, 2020, an increase of 54% year-over-year. Net Income was R$ 147.9 million for the last twelve months ended March 31, 2021, up 20% year-over-year.

i “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

ii “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

iii “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment.

iv “Leasing expenses” include costs from the company’s sub-leasing activities.

v Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

7
Investor Relations Contact
ShareholderRelations@vincipartners.com
+55 21 2159-6240
www.ir.vincipartners.com

Reconciliation of IFRS to Non-GAAP Measures

(R$ thousands, unless mentioned)	1Q'20	1Q'21	LTM 1Q'20	LTM 1Q'21

OPERATING PROFIT	42,034	56,858	160,645	192,841
(-) Net revenue from realized performance fees	(1,094)	(9,529)	(46,523)	(38,301)
(-) Net revenue from unrealized performance fees	5,070	(422)	(3,063)	(15,410)
(+) Compensation allocated in relation to performance fees	(1,442)	3,292	14,453	17,931
FEE RELATED EARNINGS (FRE)	44,568	50,199	125,512	157,061

OPERATING PROFIT	42,034	56,858	160,645	192,841
(-) Net revenue from management fees	(62,898)	(81,843)	(241,987)	(290,211)
(-) Net revenue from advisory	(15,972)	(15,066)	(24,541)	(27,936)
(+) Bonus related to management and advisory	14,990	18,526	56,668	65,167
(+) Personnel expenses	3,240	5,097	13,516	16,385
(+) Other general and administrative expenses	2,098	3,574	13,233	15,707
(+) Corporate center expenses	13,974	19,512	57,599	63,828
PERFORMANCE RELATED EARNINGS (PRE)	(2,534)	6,659	35,133	35,780

OPERATING PROFIT	42,034	56,858	160,645	192,841
(-) Net revenue from unrealized performance fees	5,070	(422)	(3,063)	(15,410)
(+) Compensation allocated in relation to unrealized performance fees	(1,842)	150	1,044	5,959
(+) Realized gain from GP investment income	38	112	5,867	140
SEGMENT DISTRIBUTABLE EARNINGS	45,300	56,699	164,493	183,530

NET INCOME	30,624	47,013	123,011	147,913
(-) Net revenue from unrealized performance fees	5,070	(422)	(3,063)	(15,410)
(+) Income tax from unrealized performance fees	(585)	49	353	1,778
(+) Compensation allocated in relation to unrealized performance fees	(1,842)	150	1,044	5,959
(-) Unrealized gain from GP investment income	(787)	(1,049)	(3,322)	(6,450)
(+) Income tax on unrealized gain from investment income	268	416	1,129	2,542
(-) Unrealized gain from financial income	972	147	977	(846)
(+) Income tax on unrealized gain from financial income	(330)	(48)	(322)	0
(+) Depreciation and amortization	-	939	-	4,290
DISTRIBUTABLE EARNINGS (DE)	33,389	47,195	119,798	139,776

TOTAL NET REVENUE FROM SERVICES RENDERED	74,894	106,860	316,114	371,858
(-) Net revenue from realized performance fees	(1,094)	(9,529)	(46,523)	(38,301)
(-) Net revenue from unrealized performance fees	5,070	(422)	(3,063)	(15,410)
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	78,870	96,909	266,528	318,147

8
Investor Relations Contact
ShareholderRelations@vincipartners.com
+55 21 2159-6240
www.ir.vincipartners.com

Reconciliation of Effective Tax Rate

(R$ thousands, unless mentioned)	1Q'20	1Q'21
Profit (loss) before income taxes, including Dividends to partners	40,254	60,245
(+) Dividends to Partners	6,758	0
Profit before income taxes, after Dividends to partners	47,012	60,245
Combined statutory income taxes rate - %	34%	34%
Income tax benefit (Expense) at statutory rates	(15,984)	(20,483)
Reconciliation adjustments:
Expenses not deductible	(38)	(52)
Tax benefits	0	14
Effect of presumed profit of subsidiaries¹	6,532	7,092
Other additions (exclusions), net	(140)	197
Income taxes expenses	(9,630)	(13,232)
Current	(10,866)	(14,196)
Deferred	1,236	964
Effective tax rate	20%	22%

Segment Earnings (Unaudited)

Private Market Strategies

(R$ millions, unless mentioned)	1Q'20	1Q'21	∆ (%)
Net revenue from management fees	37,065	46,581	26%
Net revenue from advisory fees	725	505	-30%
Total Fee Related Revenues	37,790	47,086	25%
Bonus related to management and advisory	(6,152)	(7,731)	26%
Personnel expenses	(1,706)	(2,438)	43%
Other general and administrative expenses	(953)	(2,325)	144%
Corporate center expenses	(7,881)	(10,584)	34%
Total Fee Related Expenses	(16,691)	(23,078)	38%
FEE RELATED EARNINGS (FRE)	21,099	24,008	14%
FRE Margin (%)	55.8%	50.0%
Net revenue from performance fees	(3,114)	462	N/A
Realized performance fees	3	40	1218%
Unrealized performance fees	(3,117)	422	N/A
Performance based compensation	1,131	(162)	N/A
PERFORMANCE RELATED EARNINGS (PRE)	(1,983)	300	N/A
PRE Margin (%)	-	65.0%
(-) Unrealized performance fees	3,117	(422)	N/A
(+) Unrealized performance compensation	(1,133)	150	N/A
(+) Realized GP investment income	38	112	N/A
SEGMENT DISTRIBUTABLE EARNINGS	21,139	24,148	14%
Segment DE Margin (%)	55.9%	55.1%

ASSETS UNDER MANAGEMENT (AUM)	17,845	21,352	20%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	15,728	19,336	23%
AVERAGE MANAGEMENT FEE RATE (%)	0.92%	0.98%
FULL TIME EMPLOYEES	41	50	22%

▪	Fee related earnings (FRE) in 1Q’21 was R$ 24.0 million, an increase of 14% year-over-year, driven by the growth in fee earning AUM.

▪	Segment Distributable Earnings were R$ 24.1 million, an increase of 14% year-over-year.

▪	Total AUM of R$ 21.4 billion at the end of the quarter, an increase of 20% year-over-year, with highlights for fundraisings in listed REITs (such as VILG, VINO and VIFI) and the first closing for VFDL in the Real Estate segment; fundraising for VIR IV in Private Equity and the follow-on offering for VIGT and first closing for VIAS in Infrastructure.

▪	Total Fee-Earning AUM of R$ 19.3 billion, an increase of 23% year-over-year.

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Liquid Strategies

(R$ millions, unless mentioned)	1Q'20	1Q'21	∆ (%)
Net revenue from management fees	16,748	19,983	19%
Net revenue from advisory fees	0	0	N/A
Total Fee Related Revenues	16,748	19,983	19%
Bonus related to management and advisory	(2,882)	(3,420)	19%
Personnel expenses	(658)	(1,293)	96%
Other general and administrative expenses	(661)	(624)	-5%
Corporate center expenses	(3,493)	(4,492)	29%
Total Fee Related Expenses	(7,693)	(9,829)	28%
FEE RELATED EARNINGS (FRE)	9,054	10,154	12%
FRE Margin (%)	54.1%	50.8%
Net revenue from performance fees	(1,169)	2,009	N/A
Realized performance fees	727	2,009	176%
Unrealized performance fees	(1,896)	0	N/A
Performance based compensation	423	(703)	N/A
PERFORMANCE RELATED EARNINGS (PRE)	(746)	1,306	N/A
PRE Margin (%)	-	65.0%
(-) Unrealized performance fees	1,896	0	N/A
(+) Unrealized performance compensation	(689)	0	N/A
SEGMENT DISTRIBUTABLE EARNINGS	9.515	11.460
Segment DE Margin (%)	54.5%	52.1%

ASSETS UNDER MANAGEMENT (AUM)	9,293	12,962	39%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	9,192	12,840	40%
AVERAGE MANAGEMENT FEE RATE (%)	0.72%	0.65%
FULL TIME EMPLOYEES	17	24	41%

▪	Fee related earnings (FRE) in 1Q’21 was R$ 10.2 million, an increase of 12% year-over-year. The difference in the growth rate for FRE and FEAUM reflects the fundraising in 2020 for the sovereign wealth mandate, that does not pay management fees.

▪	Performance related earnings (PRE) in 1Q’21 was R$ 1.3 million, an increase of R$ 2.1 million year-over-year, driven primarily by a reversion effect in the 1Q’20 for which we had booked unrealized performance.

▪	Segment Distributable Earnings in 1Q’21 were R$ 11.5 million, an increase of 20% year-over-year.

▪	Total AUM of R$ 13 billion, an increase of 39% year-over-year.

10
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Investment Products & Solutions

(R$ millions, unless mentioned)	1Q'20	1Q'21	∆ (%)
Net revenue from management fees	9,085	15,280	68%
Net revenue from advisory fees	47	19	-60%
Total Fee Related Revenues	9,133	15,299	68%
Bonus related to management and advisory	(686)	(971)	42%
Personnel expenses	(419)	(465)	11%
Other general and administrative expenses	(1,905)	(3,439)	81%
Corporate center expenses	(2,183)	(3,669)	68%
Total Fee Related Expenses	(5,193)	(8,544)	65%
FEE RELATED EARNINGS (FRE)	3,940	6,755	71%
FRE Margin (%)	43.1%	44.2%
Net revenue from performance fees	307	7,481	2334%
Realized performance fees	364	7,481	1954%
Unrealized performance fees	(57)	0	N/A
Performance based compensation	(113)	(2,427)	2057%
PERFORMANCE RELATED EARNINGS (PRE)	195	5,054	2493%
PRE Margin (%)	63.4%	67.6%
(-) Unrealized performance fees	57	0	N/A
(+) Unrealized performance compensation	(21)	0	N/A
SEGMENT DISTRIBUTABLE EARNINGS	4,171	11,809	183%
Segment DE Margin (%)	43.9%	51.8%

ASSETS UNDER MANAGEMENT (AUM)	10,697	20,449	91%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	10,534	20,299	93%
AVERAGE MANAGEMENT FEE RATE (%)	0.37%	0.35%
FULL TIME EMPLOYEES	9	13	44%

11
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▪	Fee related earnings (FRE) in 1Q’21 was R$ 6.8 million, an increase of 71% year-over-year, driven by the growth in fee earning AUM.

▪	Performance related earnings (PRE) in 1Q’21 was R$ 5.1 million, up 2493% year-over-year. This increase was primarily due to a contribution of performance fees from international mandates.

▪	Segment Distributable Earnings in 1Q’21 were R$ 11.8 million, an increase of 183% year-over-year.

▪	Total AUM of R$ 20.5 billion, an increase of 91% year-over-year, driven primarily by net inflows for our separate local and international mandates.

Financial Advisory

(R$ millions, unless mentioned)	1Q'20	1Q'21	∆ (%)
Net revenue from management fees	-	-	N/A
Net revenue from advisory fees	15,200	14,541	-4%
Total Fee Related Revenues	15,200	14,541	-4%
Bonus related to management and advisory	(189)	(395)	109%
Personnel expenses	(66)	(181)	175%
Other general and administrative expenses	(699)	(975)	39%
Corporate center expenses	(3,770)	(3,707)	-2%
Total Fee Related Expenses	(4,724)	(5,258)	11%
FEE RELATED EARNINGS (FRE)	10,476	9,283	-11%
FRE Margin (%)	68.9%	63.8%
SEGMENT DISTRIBUTABLE EARNINGS	10,476	9,283	-11%
Segment DE Margin (%)	68.9%	63.8%

FULL TIME EMPLOYEES	6	9	50%

▪	Net revenue from advisory fees in 1Q’21 was R$ 14.5 million, a decrease of 4% year-over-year.

▪	During the quarter the Advisory team acted as the exclusive advisor for EspaçoLaser’s initial public offering in the Brazilian stock exchange (B3) which was the first beauty services company to public list its shares in the B3.

▪	Fee related earnings (FRE) in 1Q’21 was R$ 9.3 million, a decrease of 11% year-over-year.

▪	Segment Distributable Earnings in 1Q21 were R$ 9.3 million, a decrease of 11% year-over-year.

12
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Operating Metrics (R$ thousands)

For the Three Months Ended March 31, 2021
Assets Under Management (AUM)	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beggining Balance	10,749	11,779	16,430	1,533	4,470	2,363	2,519	49,843
(+/-) Capital Subscription / (capital return)[i]	372	–	–	657	837	(17)	–	1,848
(+/-) Net Inflow / (outflow)ii	-	(1,448)	3,095	-	3	33	458	2,141
(+/-) Appreciation / (depreciation)iii	322	(315)	925	265	(186)	(49)	(31)	931
Ending Balance	11,442	10,016	20,449	2,455	5,125	2,330	2,946	54,763
Increase YoY	6%	-15%	24%	59%	15%	-1%	17%	10%

Fee-Earning Assets Under Management (FEAUM)	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beggining Balance	8,921	11,700	16,267	1,449	4,470	2,363	2,458	47,628
(+/-) Capital Subscription / (capital return)	372	–	–	657	837	(17)	–	1,848
(+/-) Net Inflow / (outflow)	–	(1,445)	3,106	–	3	33	457	2,154
(+/-) Appreciation / (depreciation)	237	(300)	926	245	(186)	(49)	(31)	843
Ending Balance	9,530	9,955	20,299	2,351	5,125	2,330	2,884	52,474
Increase YoY	7%	-15%	25%	62%	15%	1%	17%	10%

For the Twelve Months Ended March 31, 2021
Assets Under Management (AUM)	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beggining Balance	10,947	7,574	10,697	1,467	3,288	2,142	1,718	37,835
(+/-) Capital Subscription / (capital return)	973	–	6	634	1,486	109	–	3,208
(+/-) Net Inflow / (outflow)	–	(2,112)	7,073	–	3	(57)	1,128	6,035
(+/-) Appreciation / (depreciation)	(478)	4,554	2,674	353	347	135	101	7,686
Ending Balance	11,442	10,016	20,449	2,455	5,125	2,330	2,946	54,763
Increase YoY	5%	32%	91%	67%	56%	9%	71%	45%

Fee-Earning Assets Under Management (FEAUM)	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beggining Balance	8,887	7,531	10,534	1,410	3,288	2,142	1,661	35,454
(+/-) Capital Subscription / (capital return)	973	–	6	634	1,486	109	–	3,208
(+/-) Net Inflow / (outflow)	–	(2,108)	7,082	–	3	(57)	1,124	6,045
(+/-) Appreciation / (depreciation)	(330)	4,532	2,678	306	347	135	99	7,767
Ending Balance	9,530	9,955	20,299	2,351	5,125	2,330	2,884	52,474
Increase YoY	7%	32%	93%	67%	56%	9%	74%	48%

i “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds.

ii “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and credit segments.

iii “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value.

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Balance Sheet – 1Q21 (R$ thousands)

Assets	12/31/2020	03/31/2021
Current assets
Cash and cash equivalents	83,449	854,002
Cash and bank deposits	13,096	25,379
Financial instruments at fair value through profit or loss	70,353	828,623
Financial instruments at fair value through profit or loss	8,253	556,043
Trade receivables	47,978	42,612
Sub-leases receivable	2,963	2,334
Taxes recoverable	1,153	1,250
Other assets	12,383	5,755
Total current assets	156,179	1,461,996

Non-current assets
Financial instruments at fair value through profit or loss	31,596	39,861
Trade receivables	27,545	27,992
Sub-leases receivable	-	-
Taxes recoverable	134	106
Deferred taxes	4,568	6,144
Other receivables	1,540	527
	65,383	74,630

Property and equipment	15,043	15,831
Right of use - Leases	90,478	88,329
Intangible assets	1,441	1,216
	172,345	180,006

TOTAL	328,524	1,642,002

Liabilities and equity	12/31/2020	03/31/2021
Current liabilities
Trade payables	1,039	488
Deferred Revenue	0	19,678
Leases	19,828	19,926
Accounts payable	125,795	8,720
Labor and social security obligations	40,724	28,655
Taxes and contributions payable	22,878	17,634
Total current liabilities	210,264	95,101

Non-current liabilities
Accounts payable	33	33
Leases	86,371	84,490
Deferred taxes	12,620	13,257
	99,024	97,780

Equity
Share capital	8,730	15
Additional paid-in capital	0	1,390,709
Earnings reserves	0	47,013
Other reserves	10,491	11,340
	19,221	1,449,077

Non-controlling interests in the equity of subsidiaries	15	44

Total equity	19,236	1,449,121

Total liabilities and equity	328,524	1,642,002

14
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Investment Records

IP&S, Liquid Strategies, Credit and Listed funds

Fund	Segment	NAV (R$ Million)	1Q21	YTD	12 M	24 M	Benchmark
Vinci Multiestratégia FIM	Hedge Funds	1.038,09	-0,10%	-0,10%	2,00%	9,30%	CDI
Atlas Strategy[i]	Hedge Funds	680,27	-1,40%	-1,40%	1,80%	18,00%	CDI
Vinci Moisaco FIA	Public Equities	1.628,60	-2,30%	-2,30%	53,90%	38,90%	IBOV
Vinci Gas Dividendos FIA	Public Equities	766,78	-3,90%	-3,90%	41,90%	27,70%	IBOV
Vinci Total Return	Public Equities	86,98	6,70%	6,70%	57,50%	-	IPCA + Yield IMA-B
Vinci Valorem FIM	IP&S	2.775,87	0,40%	0,40%	7,30%	18,10%	IMA-B 5
Equilibrio Strategyii	IP&S	1.612,54	0,30%	0,30%	8,00%	13,70%	IPCA
Vinci Selection Equities FIA	IP&S	587,46	-2,50%	-2,50%	51,30%	32,80%	IBOV
Vinci Crédito Imobiliário I	Credit	319,73	1,30%	1,30%	12,20%	20,10%	CDI
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	53,12	0,80%	0,80%	4,00%	10,80%	CDI
VISC11	Listed REIT	1.574,52	-3,30%	-3,30%	16,60%	16,20%	IFIX
VILG11	Listed REIT	1.769,54	-4,60%	-4,60%	19,30%	40,10%	IFIX
VINO11	Listed REIT	783,12	-4,00%	-4,00%	26,00%	-	IFIX
VIFI11	Listed REIT	280,6	-0,90%	-0,90%	-	-	IFIX
VIGT11	Listed Infrastructure	740,56	-12,00%	-12,00%	5,30%	-	-

i Atlas strategy comprises Atlas FIC FIM and Atlas Institucional FIC FIM.

ii Equilibrio Strategy comprises IP&S Family of pension plans.

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Benchmark	1Q21	YTD	12 M	24 M
IBOV[i]	-2,00%	-2,00%	59,70%	22,20%
CDIii	0,50%	0,50%	2,20%	7,80%
IMA-B 5[6]	-0,10%	-0,10%	8,50%	18,60%
IPCA[iii] + Yield IMA-Biv	2,80%	2,80%	8,20%	15,60%
IPCA	2,10%	2,10%	6,10%	9,60%
IFIX[v]	-0,80%	-0,80%	14,10%	14,70%

Closed end Private Market fundsvi

Fund	Segment	Committed Capital (R$ mm)	Invested Capital (R$ mm)	Realized (R$ mm)	Unrealized (R$ mm)	Total Value (R$ mm)	Gross MOICvii (BRL)	Gross MOIC (USD)	Gross IRRviii (BRL)	Gross IRR (USD)
Fund 1	Private Equity	1,415	1,206	5,058	276	5,334	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2,200	1,805	1,896	3,167	5,062	2.8x	1.4x	16.9%	4.7%
VCP III	Private Equity	4,000	1,065	0	1,505	1,505	1.4x	1.2x	47.7%	25.5%
VCP Strategy	Private Equity	7,615	4,075	6,953	4,948	11,902	2.9x	2.3x	65.0%	70.3%
NE Empreendedor	Private Equity	36	13	26	0	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	240	127	42	142	184	1.5x	1.2x	23.7%	10.0%
VIR IV	Private Equity	1,000	-	-	-	-	-	-	-	-
VIR Strategyix	Private Equity	276	139	68	142	210	1.5x	1.4x	22.4%	28.6%
FIP Transmissão	Infrastructure	211	104	112	251	363	3.5x	2.7x	89.3%	66.1%
VIAS	Infrastructure	381	-	-	-	-	-	-	-	-
VFDL	Real Estate	256	-	-	-	-	-	-	-	-

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

i Brazil stock market most relevant index.

ii CDI is an average of interbank overnight rates in Brazil (daily average for the period).

iii IPCA is a broad consumer price index measured by the IBGE.

iv IMAB is composed by government bonds indexed to IPCA. IMAB 5 also comprises government bonds indexed to IPCA but only the one´s with up to 5 Years duration.

v IFIX is an index composed by listed REITs in Brazil.

vi Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III. Past performance of investments described herein is provided for illustrative purposes only and is not necessarily indicative of VCP II or VCP III’s future investment results.

vii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

viii “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

ix VIR Strategy does not include VIR IV’s track record since it was not yet been released for investors.

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Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

Contact Information

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

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